================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*




                                  Peplin, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    U7117K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 30, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

===================                                           ==================
CUSIP NO. U7117K107                    13D                    PAGE 2 OF 24 PAGES
===================                                           ==================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      New Enterprise Associates 12, Limited Partnership
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited Partnership
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
================================================================================

===================                                           ==================
CUSIP NO. U7117K107                    13D                    PAGE 3 OF 24 PAGES
===================                                           ==================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      NEA Partners 12, Limited Partnership
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited Partnership
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
================================================================================

===================                                           ==================
CUSIP NO. U7117K107                    13D                    PAGE 4 OF 24 PAGES
===================                                           ==================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      NEA 12 GP, LLC
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited Liability Company
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
================================================================================

===================                                           ==================
CUSIP NO. U7117K107                    13D                    PAGE 5 OF 24 PAGES
===================                                           ==================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Michael James Barrett
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                           ==================
CUSIP NO. U7117K107                    13D                    PAGE 6 OF 24 PAGES
===================                                           ==================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Peter J. Barris
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                           ==================
CUSIP NO. U7117K107                    13D                    PAGE 7 OF 24 PAGES
===================                                           ==================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Forest Baskett
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                           ==================
CUSIP NO. U7117K107                    13D                    PAGE 8 OF 24 PAGES
===================                                           ==================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Ryan D. Drant
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                           ==================
CUSIP NO. U7117K107                    13D                    PAGE 9 OF 24 PAGES
===================                                           ==================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Patrick J. Kerins
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                          ===================
CUSIP NO. U7117K107                    13D                   PAGE 10 OF 24 PAGES
===================                                          ===================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Krishna Kolluri
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                          ===================
CUSIP NO. U7117K107                    13D                   PAGE 11 OF 24 PAGES
===================                                          ===================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      C. Richard Kramlich
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                          ===================
CUSIP NO. U7117K107                    13D                   PAGE 12 OF 24 PAGES
===================                                          ===================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Charles M. Linehan
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                          ===================
CUSIP NO. U7117K107                    13D                   PAGE 13 OF 24 PAGES
===================                                          ===================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Charles W. Newhall III
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                          ===================
CUSIP NO. U7117K107                    13D                   PAGE 14 OF 24 PAGES
===================                                          ===================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Mark W. Perry
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

===================                                          ===================
CUSIP NO. U7117K107                    13D                   PAGE 15 OF 24 PAGES
===================                                          ===================

==============================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Scott D. Sandell
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                         (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
----- --------------------------------------------------------------------------
                            7   SOLE VOTING POWER

        NUMBER OF               0 shares
         SHARES           ----- ------------------------------------------------
      BENEFICIALLY          8   SHARED VOTING POWER
        OWNED BY
          EACH                  1,551,171 shares
        REPORTING         ----- ------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,551,171 shares
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,171 shares
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)      [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================

                                  Schedule 13D

Item 1.  Security and Issuer.
         --------------------

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Peplin, Inc. (the "Issuer") having its principal executive office at 6475 Christie Avenue, Emeryville, CA 94608.


Item 2.  Identity and Background.
         ------------------------

         This statement is being filed by New Enterprise Associates 12, Limited Partnership ("NEA 12"), NEA Partners 12, Limited Partnership ("NEA Partners 12"), which is the general partner of NEA 12, NEA 12 GP, LLC ("NEA 12 GP"), which is the general partner of NEA Partners 12, and Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Ryan D. Drant ("Drant"), Patrick J. Kerins ("Kerins"), Krishna Kolluri ("Kolluri"), C. Richard Kramlich ("Kramlich"), Charles M. Linehan ("Linehan"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry") and Scott D. Sandell ("Sandell"), (collectively, the "Managers"). The Managers are the individual managers of NEA 12 GP. NEA 12 GP, NEA Partners 12, NEA 12 and the Managers are sometimes referred to collectively herein as the "Reporting Persons."

         The address of the principal business office of NEA 12, NEA Partners 12, NEA 12 GP and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Baskett, Kolluri, Kramlich, Linehan, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barrett, Barris, Drant and Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

         The principal business of NEA 12 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 12 is to act as the general partner of NEA
12. The principal business of NEA 12 GP is to act as the general partner of NEA Partners 12. The principal business of each of the Managers is to act as managers of NEA 12 GP and a number of affiliated partnerships with similar businesses.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of NEA 12 and NEA Partners 12 is a limited partnership organized under the laws of the State of Delaware. NEA 12 GP is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         NEA 12 acquired 264,608 units consisting of three shares of Common Stock and one warrant (the "Units") from the Issuer on October 23, 2008 at a price of $18.14 per Unit for an aggregate purchase price of $4,799,989. The working capital of NEA 12 was the source of the funds for the purchase of the Units. No part of the purchase price of the Units was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Units.

Item 4.  Purpose of Transaction.
         -----------------------

         NEA 12 acquired the Units for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 12 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) NEA 12 is the record owner of the Units. Each Unit represents three shares of Common Stock and a warrant to purchase one share of Common Stock, exercisable immediately. Accordingly, NEA 12 may be deemed to beneficially own 793,824 shares of Common Stock and warrants to purchase 264,608 shares of Common Stock, exercisable immediately (the "Warrant Shares"), by virtue of its ownership of the Units in addition to the 492,739 shares it owned prior to its purchase of the Units, for a total of 1,551,171 shares of Common Stock (the "Shares"). As the general partner of NEA 12, NEA Partners 12 may be deemed to own beneficially the Shares. As the general partner of NEA Partners 12, NEA 12 GP likewise may be deemed to own beneficially the Shares. As the individual Managers of NEA 12 GP, each of the Managers also may be deemed to own beneficially the Shares.

             Each of the Reporting Persons may be deemed to own beneficially 14.6% of the Issuer's Common Stock, which percentage is calculated based upon 10,606,092 shares outstanding, which includes 10,341,484 shares reported to be outstanding as of September 30, 2008 in the Amendment No. 2 to the Issuer's Form 10 filed on October 27, 2008 and the Warrant Shares. Each of the Reporting Persons, except NEA 12, disclaims beneficial ownership of the Shares except to the extent of their pecuniary interest therein, if any.

         (b) Regarding the number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                   0 shares for each of the Reporting Persons.

             (ii)  shared power to vote or to direct the vote:

                   1,551,171 shares for each Reporting Person.

             (iii) sole power to dispose or to direct the disposition:

                   0 shares for each of the Reporting Persons.

             (iv)  shared power to dispose or to direct the disposition:

                   1,551,171 shares for each Reporting Person.

         (c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

         (e) Not Applicable.


Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to
         ----------------------------------------------------------------------
         Securities of the Issuer.
         -------------------------

         Not applicable.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

         Exhibit 2 - Power of Attorney regarding Schedule 13D filings.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 7, 2008


NEW ENTERPRISE ASSOCIATES 12,
  LIMITED PARTNERSHIP

By: NEA PARTNERS 12, LIMITED PARTNERSHIP
    General Partner

By: NEA 12 GP, LLC
    General Partner

By:                *
    -------------------------------------
    Eugene A. Trainor III
    Administrative Manager


NEA PARTNERS 12, LIMITED PARTNERSHIP

By: NEA 12 GP, LLC
    General Partner

By:                *
    -------------------------------------
    Eugene A. Trainor III
    Administrative Manager


NEA 12 GP, LLC

By:                *
    -------------------------------------
    Eugene A. Trainor III
    Administrative Manager



                   *
-----------------------------------------
Michael James Barrett


                   *
-----------------------------------------
Peter J. Barris


                   *
-----------------------------------------
Forest Baskett

                   *
-----------------------------------------
Ryan D. Drant


                   *
-----------------------------------------
Patrick J. Kerins


                   *
-----------------------------------------
Krishna Kolluri


                   *
-----------------------------------------
C. Richard Kramlich


                   *
-----------------------------------------
Charles M. Linehan


                   *
-----------------------------------------
Charles W. Newhall III


                   *
-----------------------------------------
Mark W. Perry


                   *
-----------------------------------------
Scott D. Sandell





                                         */s/ Louis S. Citron
                                         ----------------------------------
                                         Louis S. Citron
                                         As attorney-in-fact


This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as
Exhibit 2.

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Peplin, Inc.

         EXECUTED this 7th day of November, 2008

NEW ENTERPRISE ASSOCIATES 12,
  LIMITED PARTNERSHIP

By: NEA PARTNERS 12, LIMITED PARTNERSHIP
    General Partner

By: NEA 12 GP, LLC
    General Partner

By:                *
    -------------------------------------
    Eugene A. Trainor III
    Administrative Manager


NEA PARTNERS 12, LIMITED PARTNERSHIP

By: NEA 12 GP, LLC
    General Partner

By:                *
    -------------------------------------
    Eugene A. Trainor III
    Administrative Manager


NEA 12 GP, LLC

By:                *
    -------------------------------------
    Eugene A. Trainor III
    Administrative Manager



                   *
-----------------------------------------
Michael James Barrett


                   *
-----------------------------------------
Peter J. Barris


                   *
-----------------------------------------
Forest Baskett

                   *
-----------------------------------------
Ryan D. Drant


                   *
-----------------------------------------
Patrick J. Kerins


                   *
-----------------------------------------
Krishna Kolluri


                   *
-----------------------------------------
C. Richard Kramlich


                   *
-----------------------------------------
Charles M. Linehan


                   *
-----------------------------------------
Charles W. Newhall III


                   *
-----------------------------------------
Mark W. Perry


                   *
-----------------------------------------
Scott D. Sandell





                                         */s/ Louis S. Citron
                                         ---------------------------
                                         Louis S. Citron
                                         As attorney-in-fact


This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 2nd day of February, 2007.

                                         /s/ Forest Baskett
                                         ----------------------------------
                                         Forest Baskett


                                         /s/ M. James Barrett
                                         ----------------------------------
                                         M. James Barrett


                                         /s/ Peter J. Barris
                                         ----------------------------------
                                         Peter J. Barris


                                         /s/ Ryan Drant
                                         ----------------------------------
                                         Ryan Drant


                                         /s/ Paul Hsiao
                                         ----------------------------------
                                         Paul Hsiao


                                         /s/ Vladimir Jacimovic
                                         ----------------------------------
                                         Vladimir Jacimovic


                                         /s/ Patrick J. Kerins
                                         ----------------------------------
                                         Patrick J. Kerins


                                         /s/ Suzanne King
                                         ----------------------------------
                                         Suzanne King


                                         /s/ Krisna Kolluri
                                         ----------------------------------
                                         Krishna Kolluri

                                         /s/ C. Richard Kramlich
                                         ----------------------------------
                                         C. Richard Kramlich


                                         /s/ Charles M. Linehan
                                         ----------------------------------
                                         Charles M. Linehan


                                         /s/ Peter T. Morris
                                         ----------------------------------
                                         Peter T. Morris


                                         /s/ John M. Nehra
                                         ----------------------------------
                                         John M. Nehra


                                         /s/ Charles W. Newhall III
                                         ----------------------------------
                                         Charles W. Newhall III


                                         /s/ Mark W. Perry
                                         ----------------------------------
                                         Mark W. Perry


                                         /s/ Michael Raab
                                         ----------------------------------
                                         Michael Raab


                                         /s/ Scott D. Sandell
                                         ----------------------------------
                                         Scott D. Sandell


                                         /s/ Eugene A. Trainor III
                                         ----------------------------------
                                         Eugene A. Trainor III


                                         /s/ Sigrid Van Bladel
                                         ----------------------------------
                                         Sigrid Van Bladel


                                         /s/ Ravi Viswanathan
                                         ----------------------------------
                                         Ravi Viswanathan


                                         /s/ Harry Weller
                                         ----------------------------------
                                         Harry Weller